

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-67211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/27/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DHF Services LLC

OFFICIAL USE ONLY
139308
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence Ma (212) 803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chin-Hung Terence Ma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DHF Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Executive Officer

Title



Notary Public

MARY L. BRADY
Notary Public, State of New York
No. 43-4771923
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires May 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHF Services LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2006


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DHF Services LLC
(A Development Stage Entity)
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000


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Report of Independent Auditors

To the Board of Managers and Member
of DHF Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DHF Services LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2007

DHF Services LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	125,540
Contribution receivable		30,000
Prepaid expenses		810
Total assets	$	156,350
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	25,000
Total liabilities		25,000
Total member's equity		131,350
Total liabilities and member's equity	$	156,350

The accompanying notes are an integral part of this statement.

1. Organization

DHF Services LLC ("DHF" or the "Company") is a limited liability company formed in the state of Delaware on April 27, 2005. DHF was formed to become a registered broker-dealer that will establish a dealer hedging facility (the "Facility"). As of December 31, 2006, DHF is a wholly owned subsidiary of DHF Funding LLC ("DHF Funding"), which owns the Member Interest in DHF, and is wholly owned by CMET Holdings LLC ("CMET Holdings"). In March 2006, DHF successfully completed its broker-dealer registration process with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, as amended, and in June 2006, was granted its membership with the National Association of Securities Dealers, Inc. ("NASD").

As DHF is in the development stage and has not commenced operations, to date, substantially all of its efforts have been associated with the advancement of its business plan and capital formation. As of December 31, 2006, substantially all development expenses have been paid for by The Bank of New York ("BNY") under the terms and conditions of a Start-Up Agreement dated April 1, 2005 (the "Start Up Agreement") and a Project Expense Commitment dated April 1, 2005, as amended thereafter, (the "Commitment Agreement") (Note 4).

Capitalized terms are as defined in the Start Up Agreement and the Commitment Agreement, unless otherwise defined herein.

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Income Taxes
The Company is not subject to federal, state or local income taxes. Such taxes are the responsibility of the individual member. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Members' Equity

In December 2005, DHF Funding became the sole member of the Company, and CMET Holdings became the sole initial member of DHF Funding. BNY loaned $120,000 to CMET Holdings, and together with $20,000 of its own funds, CMET Holdings contributed $140,000 to DHF Funding. DHF Funding in turn contributed $139,000 to the Company during December 2005. In addition, capital contributions of $987,376 related to the payment of organization expenses have been made to the Company (Note 4).

4. Related Party Transactions

In accordance with the Commitment Agreement, BNY has, as of December 31, 2006, committed to provide up to $1,000,000 to fund certain expenses related to the Company's plan to develop the Facility (the "BNY Commitment"). The BNY Commitment terminates upon the earliest of: (i) the termination date of the Facility, as determined by the Board of Managers, (ii) the date on which the total amount funded equals the commitment amount, or (iii) the commencement date of the business operations of DHF. The amounts paid by BNY for development expenses of the Facility have been recorded as capital contributions to the Company. BNY is entitled to reimbursement from DHF Funding for the total amount funded under the Commitments Agreement upon the Facility Commencement Date. As of December 31, 2006, BNY has substantially funded its $1,000,000 commitment in development expenses related to the Facility.

BNY, CMET Holdings, CMET Services LLC ("CMET Services"), Ives Associates, Inc. ("IAI"), and Ives & Company LLC ("ICO") are all of the parties of the Start-Up Agreement. Under the Start-Up Agreement, BNY, CMET Holdings, and IAI constitute an advisory group for the purposes of establishing the Company as a dealer hedging facility, whereby, CMET Services will exclusively provide certain designated management services for the Company; BNY will act as sole provider of all custody, clearing, record keeping, securities processing, collateral management, tri-party repo financing and other necessary services; IAI will act as the principal project advisor to the Company and provide certain marketing services. Pursuant to the terms of the Start-Up Agreement, in consideration of their marketing and financial advisory services performed for the benefit of the Company and DHF Funding, CMET Holding and ICO each has received $320,000 in advisory fees through December 31, 2006 from the funds available under the BNY Commitment.

In connection with the BNY Commitment Agreements, upon the receipt of $10,000,000 in Seed Capital at DHF Funding and letters of intent from three banks or dealers to participate in the Facility, DHF shall pay $250,000 each to CMET Holdings and ICO for advisory services rendered in the development of the Facility. On the Facility Commencement Date DHF shall pay an additional $500,000 to ICO. As of the date of this report, DHF had not raised the seed capital as contemplated, but had received two letters of intent to participate in the Facility.

BNY, CMET Holdings, CMET Services, IAI, and ICO are also parties to an Intellectual Property Agreement dated April 1, 2005, pursuant to which the parties entered into a comprehensive agreement regarding the intellectual property to be used by the Company.

5. Net Capital Requirement

DHF is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, DHF is required to maintain minimum net capital equal to the greater of $100,000 or 12-1/2% of aggregate indebtedness. At December 31, 2006, DHF had net capital of $100,540, which was $540 above its required net capital of $100,000, but less than the early warning level of 120% of required minimum net capital.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2006, the Company was not required to and did not hold any customer money or securities.

6. Subsequent Events

During March 2007, CMET Holdings contributed an additional $30,000 to the Company through DHF Funding to pay for expenses incurred.

END